UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TOUCHPOINT GROUP HOLDINGS, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

89157E103

(CUSIP Number)

February 22, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89157E103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GBT TECHNOLOGIES, INC 27-0603137

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

20,000,000*

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

20,000,000*

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,000,000*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.57*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
FOOTNOTES

* Reporting Person GBT TECHNOLOGIES, INC. (“GBT”) held preferred shares of the Issuer providing that it may , upon conversion of the preferred shares, acquire 10,000,000 common shares of the Issuer’s common stock and owns an additional 10,000,000 shares of common stock of the Issuer – which was converted by the Issuer into 10,000,000 common stocks on February 23, 2022. Thus, the number of shares of the Issuer’s common stock beneficially owned by GBT as of the date of this filing was 20,000,000 shares, which is 6.57% of the 304,618,883 shares outstanding on February 22, 2022 (as reported in the Issuer’s OTC Markets).

CUSIP No.	89157E103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mansour Khatib

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

20,000,000*

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

20,000,000*

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,000,000*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.57*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

* Mansour Khatib is the CEO of GBT TECHNOLOGIES, INC. GBT held preferred shares of the Issuer providing that it may, upon conversion of the preferred shares, acquire 10,000,000 common shares of the Issuer’s common stock and owns an additional 10,000,000 shares of common stock of the Issuer – which was converted by the Issuer into 10,000,000 common stocks on February 23, 2022. Thus, the number of shares of the Issuer’s common stock beneficially owned by GBT as of the date of this filing was 20,000,000 shares, which is 6.57% of the 304,618,883 shares outstanding on February 22, 2022 (as reported in the Issuer’s OTC Markets).

Item 1.

(a)	Name of Issuer
Touchpoint Group Holdings Inc.

(b)	Address of Issuer’s Principal Executive Offices
4300 Biscayne Blvd, Suite 203 Miami, Florida 33137

Item 2.

(a)	Name of Person Filing
This report is filed by GBT TECHNOLOGIES, INC., and Mansour Khatib with respect to the shares of Common Stock, $0.0001 par value per share, of the Issuer that are directly beneficially owned by GBT TECHNOLOGIES, IC. and indirectly beneficially owned by the other reporting and filing persons.

(b)	Address of Principal Business Office or, if none, Residence
2450 Colorado Ave. Suite 100E Santa Monica, CA 90404

(c)	Citizenship
GBT Technologies is a Nevada Company. Mansour Khatib is a German citizen with a permanent resident alien card.

(d)	Title of Class of Securities
Common Stock $0.0001 par value per share

(e)	CUSIP Number
89157E103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 20,000,000

(b)	Percent of class: 6.57%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 20,000,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 20,000,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GBT Technologies, Inc

Date: February 25, 2022	By:	/s/ Mansour Khatib
Name: Mansour Khatib
Title: CEO

Date: February 25, 2022	By:	/s/ Mansour Khatib
Name: Mansour Khatib

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)